Via Facsimile and U.S. Mail
Mail Stop 6010

February 18, 2009

Mr. Joachim Fleing
Chief Financial Officer
Sangui Biotech International Inc.
Alfred Herrhausen Street 44,
Witten, 58455
Germany

Re: **Sangui Biotech International Inc.**
        Form 10-KSB for the Year Ended June 30, 2008
        Form 10-Q for the Quarterly Period ended September 30, 2008
        File No. 0-29233

Dear Mr. Fleing:

        We have reviewed your filings and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. Where indicated, we
think you should revise your documents in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with information so we may better understand
your disclosure.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended June 30, 2008

Item 6. Management's Discussion and Analysis of Financial Condition of Plan of
Operations, page 12

  1. Expand the disclosure to explain why cost of sales was 22% in 2008 as compared
     to 69% in 2007.

Liquidity and Capital Resources, page 13

2. Expand the disclosure in the financial statements to explain the nature of the line item on the statement of cash flows and statement of shareholders' equity "increase in capital reserve" of $1,180,298 or direct us to such disclosure. Confirm if this is the April 25, 2008 transaction disclosed on page 32. Disclose if the amount received by the Managing Director was recognized as compensation expense and tell us why or why not.

3. Provide disclosure discussing the reasons for effects of exchange rates on cash of ($853,111) and $694,448 presented on the statement of cash flows and the effects on liquidity. Demonstrate how these amounts comply with generally accepted accounting principles. This comment also applies to your Form 10-Q for the quarterly period ended September 30, 2008.

Item 7. Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 23

4. The policy provided here is vague and generic. Please revise it to discuss the key characteristics and the revenue recognition policy of each significant product/revenue source.

Note 9 – Notes Payable

Loan Agreement with Feedback AG, page 30

5. Please revise your disclosure to include a discussion of the accounting policy applied to your loan agreement with Feedback AG. Provide us an analysis of your accounting for this loan and reference APB 14, SFAS 133 and EITF 99-01 or any other authoritative accounting guidance you used to account for this loan.

Agreements with ERC Nano Med S.A. de C.V., page 30

6. Please revise your disclosure to include a description of your accounting for the amounts derived under your contracts with ERC. Disclose all your rights and obligations, the performance period, all deliverables and the contractual cash flows as stipulated in the agreements. Describe the revenue recognition method you employ for each deliverable. Provide us a comprehensive analysis of the

bases for your accounting for the various deliverables and for the costs incurred under these agreements. Please cite any applicable authoritative literature used that support your accounting.

Note 10 – Promissory Notes, page 30

7. Revise your disclosure to include a description of your accounting for the conversion feature of your promissory note payable.

Item 8A. Controls and Procedures, page 31

8. It does not appear that your management has performed its assessment of internal control over financial reporting as of June 30, 2008. Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Please refer to Exchange Act Rules 13a-15 and 15d-15 and Item 308(T) of Regulation S-B.   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

  - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

  - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

  - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Evaluation of Disclosure Controls and Procedures, page 31

9. Your disclosure does not comply with the language in Item 307 of Regulation S-K. Please confirm to us that your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the period covered by the report. In addition, please consider whether management's failure to perform or complete its report on internal control over financial

Mr. Joachim Fleing
Sangui Biotech International Inc.
February 18, 2009
Page 4

reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

* * * *

As appropriate, please amend your Form 10-KSB for the year ended June 30, 2008 and respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. If you have not yet performed the assessment as discussed in comment eight above prior to the end of 10 business days, please confirm that in your letter, and amend your filing within 30 calendar days to comply with that comment. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant